SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-6523

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.

Exhibit A

THE BANK OF AMERICA 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE WITH

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

MORRIS, DAVIS & CHAN LLP

Certified Public Accountants

The Bank of America 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 17

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets	18 - 27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

April 21, 2006

Charlotte, North Carolina

The Bank of America 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments (Notes 1 and 2)
Bank of America Corporation Common Stock (Notes 3 and 7)	$3,943,802,661	$4,290,015,722
Bank of America Corporation Preferred Stock	50,933	53,079
Common and preferred stock	4,000,600	4,527,833
Investment contracts	1,105,336,009	1,057,699,313
Columbia Fund investments (Notes 3 and 7)
Money market	104,318,705	76,802,930
Fixed income	121,229,024	121,972,293
Equity	2,278,919,342	2,072,522,028
Mutual funds	857,749,901	491,214,399
Corporate debt and asset-backed securities	479,323	594,311
Mortgage-backed securities	536,386	469,768
U.S. government and government agency obligations	1,702,612	2,035,134
Other investments	8,672,856	10,947,594

Total investments (cost $5,643,771,187 in 2005 and $5,148,123,517 in 2004, respectively)	8,426,798,352	8,128,854,404
Non-interest bearing cash	—	21
Accrued dividends and interest receivable	825,981	206,806
Employer contribution receivable	14,232,959	11,660,474
Employee contribution receivable	12,441,114	13,065,761
Due from broker for securities sold	—	30,324
Other receivable	41,456	61,358

Total assets	8,454,339,862	8,153,879,148

Liabilities
Due to broker for securities purchased	11,908,960	9,762,199

Total liabilities	11,908,960	9,762,199

Net assets available for benefits	$8,442,430,902	$8,144,116,949

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Investment income
Interest	$50,410,950	$49,239,921
Dividends
Bank of America Corporation Common Stock	167,280,022	152,899,649
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	—	4,065,019
Bank of America Corporation Preferred Stock	3,321	2,491
Other common and preferred stock	301,666	132,541
Investment income from Columbia Fund investments (Note 7)	80,295,780	51,102,596
Investment income from other mutual funds	32,062,571	12,382,416
Other	921,926	22,808,420
Net appreciation in fair value of investments (Note 5)	57,472,342	864,040,735

Total investment income	388,748,578	1,156,673,788

Contributions
Employees	458,460,666	381,618,088
Employer	222,522,260	212,317,488

Total contributions	680,982,926	593,935,576

Total additions	1,069,731,504	1,750,609,364

Benefits paid to plan participants	761,638,819	652,370,829
Interest expense	134,834	42,727
Trustee and administrative fees (Note 2)	9,643,898	8,650,803

Total deductions	771,417,551	661,064,359

Net increase	298,313,953	1,089,545,005
Net assets available for benefits
Beginning of year	8,144,116,949	7,054,571,944

End of year	$8,442,430,902	$8,144,116,949

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2005, all employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. Prior to 2005, employees were eligible to make pre-tax contributions the first day of the month after completing 1 full month of service (not including the month employment began). After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Prior to 2005, the assets of the Plan were held and invested in either the Principal Trust or the Leveraged Trust. The company matching contributions common and preferred stock accounts, and certain shares of the Corporation’s common stock which were not yet allocated to participant accounts, were held in the Leveraged Trust. The Principal Trust held all other assets of the Plan. The Leveraged Trust was merged into the Principal Trust effective as of the close of business on December 31, 2004. Since that merger, all assets of the Plan are held in a single trust (the trust formerly known as the Principal Trust).

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Investment Alternatives

The Plan provides participants with 19 investment alternatives. These investment alternatives are the Stable Capital Fund, the Bank of America Corporation Common Stock Fund, which invests primarily in the Corporation’s common stock, and 17 investment alternatives that are primarily invested, respectively, in the following mutual funds: the Columbia Large Cap Value Fund (formerly known as the Nations Value Fund), the Columbia Core Bond Fund (formerly known as the Columbia Quality Plus Core Bond Fund), the Columbia Large Cap Index Fund (formerly known as Nations LargeCap Index Fund), Columbia Multi-Advisor International Equity Fund (formerly known as the Nations International Equity Fund), the Columbia Marsico Focused Equities Fund (formerly known as the Nations Marsico Focused Equities Fund), the Columbia SmallCap Index Fund (formerly known as the Nations SmallCap Index Fund), the Columbia MidCap Index Fund (formerly known as the Nations MidCap Index Fund), the Columbia LifeGoal® Income & Growth Portfolio (formerly known as the Nations LifeGoal® Income and Growth Portfolio), the Columbia LifeGoal® Balanced Growth Portfolio (formerly known as the Nations LifeGoal® Balanced Growth Portfolio), the Columbia LifeGoal® Growth Portfolio (formerly known as the Nations LifeGoal® Growth Portfolio), the Batterymarch U.S. Small Capitalization Equity Portfolio, the Western Asset Core Bond Portfolio, the Vanguard® Total Stock Market Index Fund, the Dodge & Cox Stock Fund, the Growth Fund of America®, the Fidelity Diversified International Fund and the Fidelity Real Estate Investment Portfolio.

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

The Plan also includes a Segregated Fund that is not available for additional participant investments. The Segregated Fund consists of the segregated investments and accounts of certain participants of the former NationsBank Texas Plan. The Plan also includes a Loan Fund that consists of participant loans made under merged plans.

Prior to August 2, 2004, company matching contributions in stock, or in cash used to purchase stock, were not available for allocation to alternative investment options until participants reached age 55 and were fully vested. Effective August 2, 2004, the Plan was amended to eliminate the age 55 requirement for participants to transfer matching common stock to other investment options. Effective January 1, 2005, the Plan was amended to eliminate the full vesting requirement for participants to transfer matching common stock to other investment options.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Plan Trustee

Bank of America, N.A. has been the sole trustee of the Plan since the merger of the Leveraged Trust into the Principal Trust at the end of 2004 noted earlier in this footnote. During 2004, Bank of America, N.A. was the trustee of the Principal Trust and State Street Bank & Trust Company was the trustee of the Leveraged Trust which contained employer securities including Bank of America Corporation Common Stock and Bank of America Corporation ESOP Preferred Stock, Series C.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% (1% to 15% prior to January 1, 2005) of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, annual pre-tax contributions for 2005 and 2004 were limited to $14,000 and $13,000, respectively, for participants who are below age 50. Additional contributions of $4,000 in 2005 and $3,000 in 2004 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Effective January 1, 2005, company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Prior to 2005, the Plan provided for an annual company matching contribution, which was based on the participant’s pre-tax contributions of their plan-eligible compensation for the Plan year. A participant had to be employed by the Corporation on the last business day of the year in order to receive a company matching contribution, unless during the year the participant retired, died, became disabled, or terminated employment due to certain divestitures or workforce reductions. The Plan provided for a 100% company matching contribution for every $1 a participant contributed to the Plan, up to 5% of plan-eligible compensation. Company matching contributions were made in Bank of America Corporation Common Stock using the average month-end closing price for the year and adding in shares that would have been bought with dividends throughout the year. The Corporation made periodic contributions based on its estimated annual contribution. Such contributions were subject to adjustment at December 31 of each year to give effect to forfeitures, which reduced the required company matching contributions. Pursuant to the Plan provisions, the total employer contribution calculated had a fair value of $239,715,079 for 2004.

Employer contributions include forfeitures and additional contributions made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $222,522,260 and $211,937,517 for 2005 and 2004, respectively.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Other Income

The Plan received a payment of $22,356,060 in July of 2004 representing its share of the proceeds from the settlement of The Bank America Corporation Securities Litigation, a class action filed in the Federal District Court for the Eastern District of Missouri. The payment, net of expenses, was allocated among current and former plan participants in proportion to their interests in employer stock in three predecessor plans as of September 30, 1998.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code, disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund (and while maintained other Plan investment funds primarily invested in Bank of America Corporation Common Stock or Preferred Stock) distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan (the Pension Plan) if their vested balances in both the Pension Plan and this Plan exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan (Continued)

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan as well as earnings thereon. Effective January 1, 2005, company matching contributions are 100% vested immediately for participant’s in service on or after that date. Prior to 2005, company matching contributions vested 20% for each 12 months of vesting service and were 100% vested after completing 5 years of vesting service.

Participant Accounts

Beginning in 2005, each participant’s account is credited with the allocation of their pre-tax and matching contributions each pay period. (In 2004, allocations were credited semi-monthly with an annual allocation of the company matching contributions.) Earnings for all funds are allocated to a participant’s account on a daily basis, based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts, paid directly in cash or reinvested in the Plan.

Loans to Participants

The Plan does not permit new loans to participants.

2.	Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Valuation of Investments

Mutual funds are valued at the net asset value of the fund units owned.

Mortgage notes receivable, certificates of deposit, annuity contracts and cash equivalents are valued at face value which approximates fair value as determined in good faith by Bank of America, N.A., the Trustee, a wholly-owned indirect subsidiary of the Corporation.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Valuation of Investments (Continued)

Participant loans are valued at cost, which approximates market as determined in good faith by the Bank of America, N.A., the Trustee.

Investment contracts are stated at contract value (principal plus accrued interest). The terms of the majority of the contracts are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The average yield and crediting interest rates for such investments were 4.69% and 4.67%, respectively for 2005 and 4.64% and 4.72%, respectively, for 2004. The fair market values of these investment contracts reported in aggregate for the Stable Value Fund were $1,167,953,715 and $1,130,370,026 as of December 31, 2005 and 2004, respectively. To arrive at the aggregate fair market value, comparable duration Wall Street Journal GIC Index rates were used as the discount factor within the discounted cash formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract’s cash flows is the estimated total fair market value for that contract. All of the contract fair market values are then added together to arrive at the above aggregate fair market value for the portfolio. The Stable Capital Fund contains indexed synthetic guaranteed investment contracts. This consists of a portfolio of collective bond fund units owned by the Fund and a benefit-responsive, book-value “wrap” contract purchased for the portfolio. The wrap contract amortizes gains and losses of the portfolio units over the duration of the portfolio’s average life, and assures that the book value, benefit responsive payments will be made for participants’ withdrawals. The crediting rate on the indexed synthetic resets periodically and it will have an interest rate of not less than 0%.

All other investments are valued at fair value as of the end of the Plan year, based on quoted market prices. The fair market values of investments that do not have readily ascertainable market values have been estimated by the Bank of America, N.A., the Trustee.

Investment Transactions

Realized gains or losses on investment transactions are recorded as the difference between proceeds received and cost.

Cost is determined on the average cost basis, except for Bank of America Corporation Common Stock, which is determined based on the aggregate participant level average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

2.	Summary of Significant Accounting Policies (Continued)

Investment Transactions (Continued)

Investment securities purchased and sold are recorded on a trade date basis.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Plan Expenses

Leveraged Trustee fees, Bank of America, N.A. Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are allocated pro rata to the Plan’s investment funds.

Other administrative expenses and some professional fees are paid by the Corporation.

Investment Management

The Plan provides 19 investment alternatives to participants. Some of these investment alternatives are primarily invested in mutual funds from the Columbia Funds mutual fund families (formerly Nations Funds), which are administered and advised by certain affiliates of the Corporation. The affiliates are Marsico Capital Management, LLC (MCM), and Columbia Management Advisors (CMA), which are all part of the Columbia Management Group, the primary asset management division of the Corporation. The other investment alternatives are primarily invested in (i) mutual funds that are not administered or advised by affiliates of the Corporation, (ii) the Corporation’s common stock, or (iii) in the case of the Stable Capital Fund, a separately managed account that is managed by an unaffiliated investment advisor, Standish Mellon Asset Management Company, LLC.

Reclassifications

Certain amounts in the prior year financial statements and notes have been reclassified to conform to current year presentation.

3.	Concentrations of Investment Risk

Included in the Supplemental Schedule of Assets, is a complete listing of the Plan’s investments at December 31, 2005. Investments at December 31, 2005 and 2004 that represent 5 percent or more of the Plan’s net assets available for benefits include the following:

	2005	2004
Bank of America Corporation Common Stock	$3,943,802,661	$4,290,015,722
Columbia LargeCap Index Fund	750,270,684	766,313,447

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Net Appreciation in Fair Value of Investments

For the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $57,472,642 and $864,040,735 respectively, as follows:

	2005	2004
Bank of America Corporation Common Stock	$(79,096,559)	$737,651,614
Bank of America Corporation ESOP Convertible
Preferred Stock, Series C	—	(116,873,167)
Bank of America Preferred Stock	—	1,929
Common and preferred stock	131,090	410,590
Columbia Fund Investments:
Fixed Income	(2,657,442)	(386,636)
Equity	94,907,785	202,089,351
Mutual funds	44,317,081	40,007,112
Corporate debt and asset-backed securities	(64,987)	942,356
Mortgage-backed securities	(10,385)	224,592
U.S. government and government agency obligations	(31,858)	(41,867)
Other investments	(22,383)	14,861

Net appreciation in fair value of investments	$57,472,342	$864,040,735

During 2004, the Bank of America Corporation Convertible ESOP Preferred Stock, Series C (ESOP Preferred Stock) was converted to common stock so that there were no outstanding shares of ESOP Preferred Stock at December 31, 2004. This conversion is reflected in the appreciation (depreciation) shown above.

6.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and nonforfeitable.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.	Related Party Transactions

The Plan holds investments in various funds that are part of the Columbia Funds mutual fund family (formerly Nations Funds).

MCM and CMA are non-bank affiliates of the Corporation and provide advisory services to Columbia Funds. As advisors to and administrators of the funds, affiliates receive fees directly from the funds for providing services to the funds, including investment management services. Columbia Fund Distributors, Inc. administers and distributes Columbia Funds.

Investment units and shares of Columbia Funds are purchased at net asset value. The investments held at December 31, 2005 and 2004 were as follows:

	2005	2004
Columbia Fund – Money Market
Columbia Cash Reserves, Capital Class	$99,261,956	$70,756,448
Columbia Cash Reserve, Trust Class	5,056,749	6,046,482

	104,318,705	76,802,930
Columbia Fund – Fixed Income
Columbia Total Return Bond Fund	299,222	306,405
Columbia Short-Term Bond Fund	632,621	666,806
Columbia Core Bond Fund	120,048,712	120,743,281
Columbia Federal Securities Fund	234,147	240,737
Columbia Strategic Income Fund	14,322	15,064

	121,229,024	121,972,293
Columbia Fund – Equity
Columbia MidCap Index Fund	370,250,584	315,512,272
Columbia Multi-Advisor International Equity Fund	152,954,641	127,549,846
Columbia LargeCap Index Fund	750,270,684	766,313,447
Columbia SmallCap Index Fund	239,835,299	203,755,028
Columbia Large Cap Value Fund	183,274,222	153,534,486
Columbia Marsico Focused Equities Fund	173,258,551	143,389,557
Columbia Marsico Growth Fund	14,156	13,340
Columbia Marsico MidCap Growth Fund	15,276	14,526
Columbia Convertible Securities Fund	51,012	53,941
LifeGoal Balanced Growth Portfolio	218,012,694	207,580,834
LifeGoal Growth Portfolio	146,204,073	114,602,051
LifeGoal Income and Growth Portfolio	44,778,150	40,202,700

	2,278,919,342	2,072,522,028

Total Columbia Fund Family	$2,504,467,071	$2,271,297,251

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.	Related Party Transactions (Continued)

At December 31, 2005 and 2004, the Plan held investments in the Bank of America Corporation Common Stock valued at $3,943,802,661 and $4,290,015,722, respectively.

For the years ended December 31, 2005 and 2004, the Plan paid direct expenses to the Trustee totaling $278,695 and $274,224, respectively.

8.	Reconciliation to Form 5500

The calculation of unrealized appreciation/ (depreciation) and realized gains/ (losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that unrealized appreciation/ (depreciation) and realized gains/ (losses) be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate unrealized appreciation/ (depreciation) and realized gains/ (losses) as that determined under GAAP, but results in a different amount for each of the unrealized and realized components. Under ERISA guidelines, net unrealized appreciation (depreciation) and realized gains were $(308,305,931) and $365,778,273, respectively, for the year ended December 31, 2005 and were $520,215,186 and $343,825,549, respectively, for the year ended December 31, 2004.

Benefit obligations payable to participants at December 31, 2005 and 2004 are reflected as Plan liabilities in the Form 5500 but are not included as Plan liabilities in the statements of net assets available for benefits.

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$8,442,430,902	$8,144,116,949
Benefit obligations payable	—	(862,509)

Net assets available for benefits per Form 5500	$8,442,430,902	$8,143,254,440

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

8.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of benefits paid to Plan participants according to the financial statements to Form 5500:

	2005	2004
Benefits paid to plan participants per the financial statements	$761,638,819	$652,370,829
Add: Benefit obligations payable at end of year	—	862,509
Less: Benefit obligations payable at beginning of year	(862,509)	(2,998,686)

Benefits paid to plan participants per Form 5500	$760,776,310	$650,234,652

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9.	Nonparticipant-Directed Investments

As noted in note 1 above, effective January 1, 2005, all participant account investments in Bank of America Corporation Common Stocks became subject to participant-directed investment direction. As such, only the 2004 information related to the net assets and changes in net assets for the nonparticipant directed shares of Bank of America Corporation Common and Preferred Stocks is presented below:

Statement of Net Assets Available for Benefits:

December 31, 2004
Assets
Investments, at fair value
Bank of America Corporation Common Stock	$2,291,348,179
Columbia Fund Investments (Note 7)
Money market	23,144,147

Total investments	2,314,492,326
Accrued dividends and interest receivable	41,170
Employer contributions receivable	11,660,474

Total assets	2,326,193,970
Liabilities	—

Net assets available for benefits	$2,326,193,970

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

9.	Nonparticipant-Directed Investments (Continued)

Statement of Changes in Net Assets Available for Benefits:

Year Ended December 31, 2004
Investment income
Dividends
Bank of America Corporation Common Stock	$79,817,584
Bank of America Corporation ESOP Convertible Preferred Stock, Series C	4,065,019
Investment income from Columbia Fund investments (Note 7)	220,600
Other income	421
Net realized and unrealized gains	329,459,667

Total investment income	413,563,291
Employer contributions	211,942,077

Total additions	625,505,368

Benefits paid to plan participants	194,766,503
Trustee and administrative fees	1,162,179

Total deductions	195,928,682

Transfers between funds	(83,201,682)
Transfers to The Bank of America Pension Plan	(3,686,197)

Total transfers	(86,887,879)

Net increase	342,688,807
Net assets available for benefits
Beginning of year	1,983,505,163

End of year	$2,326,193,970

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

10.	Federal Income Tax Status

On March 5, 1998, the Plan Sponsor was informed by a letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the Internal Revenue Code (IRC). Subsequent to this issuance of the determination letter, the Plan was amended. The Plan Sponsor has requested an updated determination letter.

Currently, the 1998 and 1999 Plan years are under audit by the IRS. The audit includes a review of voluntary transfers by participants of assets of the Plan to The Bank of America Pension Plan and whether such transfers were in accordance with applicable law. In December 2005, the Corporation received a Technical Advice Memorandum from the National Office of the IRS that concludes that the amendments made to the Plan in 1998 to permit the transfers violated the anti-cutback rule of Section 411(d)(6) of the IRC. The Corporation continues to participate in administrative proceedings with the IRS regarding issues raised in the audit.

Subject to resolution of the administrative proceeding noted above, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

11.	Litigation

The Barnett Employees Savings & Thrift Plan, a predecessor plan, was the subject of certain litigation involving change of control provisions contained in the predecessor plan document. These actions sought relief, which would have required the Plan Sponsor to make additional contributions to the Plan on behalf of the predecessor plan participants. Judgment was rendered in favor of the defendants during 2004. As of December 31, 2004, the case was concluded.

The Plan is the subject of litigation involving the voluntary transfers from the Plan to The Bank of America Pension Plan referenced in note 10 above. The outcome of this litigation cannot be predicted at this time.

The Plan is the subject of litigation involving alleged market timing arrangements in certain Nations Funds mutual funds in which the Plan is invested. In December 2005 the Corporation and other named defendants in the litigation entered into a settlement that among other things, is contingent upon a minimum threshold amount being received by the Nations Funds shareholders and/or the Nations Funds mutual funds from a previously established regulatory settlement fund. The settlement is subject to court approval.

The Bank of America 401(k) Plan

Notes to Financial Statements

December 31, 2005 and 2004

12.	Subsequent Events

•	On June 30, 2005, the Corporation and MBNA Corporation announced a definitive agreement to merge. This merger became effective January 1, 2006.

•	Effective January 1, 2006, the Plan permits new loans to participants.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Common and Preferred Stock
*	Bank of America Corporation	Common Stock	85,456,179	shares	$1,750,407,306	$3,943,802,661

	Total Bank of America Corporation Common Stock				1,750,407,306	3,943,802,661

*	Bank of America Corporation	Preferred Stock	2,070	shares	52,470	50,933

	Total Bank of America Corporation Preferred Stock				52,470	50,933

	Abbott Labs	Common Stock	800	shares	11,454	31,544
	Agere Systems, Inc.	Common Stock	6	shares	446	77
	Amerco	Preferred Stock	400	shares	10,000	10,040
	Ameren Corporation	Common Stock	400	shares	18,096	20,496
	American Electric Power, Inc.	Common Stock	400	shares	16,904	14,836
	Anheuser Busch, Inc.	Common Stock	9,500	shares	437,742	408,120
	Aquila, Inc.	Common Stock	750	shares	13,402	2,700
	AT&T Corporation	Common Stock	3,077	shares	39,923	75,356
	Automatic Data Processing, Inc.	Common Stock	400	shares	18,256	18,360
	Avaya, Inc.	Common Stock	208	shares	2,001	2,219
	BP PLC	Common Stock	4,286	shares	95,232	275,247
	Burlington Res., Inc.	Common Stock	400	shares	6,373	34,480
	Caterpillar, Inc.	Common Stock	2,000	shares	34,925	115,540
	Champs Entertainment, Inc.	Common Stock	2,000	shares	17,536	12,920
	Chevron Corporation	Common Stock	462	shares	18,009	26,228
	Chiquita Brands International, Inc.	Common Stock	1,000	shares	20,674	20,010
	Citigroup, Inc.	Common Stock	6,500	shares	122,657	315,445
	Citigroup, Inc.	Preferred Stock	1,050	shares	26,796	25,452
	Citigroup, Inc.	Preferred Stock	1,000	shares	25,160	25,220
	Comcast Corporation	Common Stock	97	shares	3,660	2,514
	Compass	Preferred Stock	1,000	shares	25,608	25,320

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Conagra Foods, Inc.	Common Stock	500	shares	$12,155	$10,140
	ConocoPhillips	Common Stock	800	shares	35,996	46,544
	Conseco, Inc.	Common Stock	15	shares	15,981	348
	Corporate Backed Trust	Preferred Stock	800	shares	17,702	20,360
	Corts Trust	Preferred Stock	400	shares	10,000	10,000
	Corts Trust	Preferred Stock	800	shares	20,000	20,880
	Covad Communications Group, Inc.	Common Stock	500	shares	25,740	490
	Diamond Offshore Drilling, Inc.	Common Stock	400	shares	10,926	27,824
	Dominion Res, Inc.	Common Stock	400	shares	14,762	30,880
	Duke Energy Corporation	Common Stock	200	shares	4,406	5,490
	Eagle Materials, Inc.	Common Stock	300	shares	29,267	36,708
	Energy East	Preferred Stock	400	shares	10,000	10,264
	Ericsson LM Tel Company	Common Stock	1,697	shares	59,863	58,377
	Evolve One, Inc.	Common Stock	160	shares	2,950	8
	Exxon Mobil Corporation	Common Stock	3,600	shares	64,456	202,212
	FDN, Inc.	Common Stock	51	shares	5,078	—
	FPL Group, Inc.	Common Stock	2,400	shares	39,008	99,744
	First BanCorp	Common Stock	5,000	shares	75,110	62,050
	Freehold Rty Trust	Common Stock	2,000	shares	32,055	32,364
	Freescale Semiconductor, Inc.	Common Stock	394	shares	14,614	9,917
	General Electric Company	Common Stock	1,500	shares	59,513	52,575
	Great Atlantic & Pacific Tea, Inc.	Preferred Stock	800	shares	20,000	20,312
	Harken Energy Corporation	Common Stock	3,267	shares	24,186	1,862
	Hewlett-Packard Company	Common Stock	316	shares	12,203	9,047
	Hospira, Inc.	Common Stock	80	shares	760	3,422
	International Business Machines	Common Stock	1,000	shares	31,049	82,200
	Johnson & Johnson	Common Stock	2,200	shares	120,120	132,220
	Keyspan Corporation	Common Stock	210	shares	4,405	7,495
	Lowes Companies, Inc.	Common Stock	500	shares	11,263	33,330
	Lucent Technologies, Inc.	Common Stock	256	shares	2,346	681
	Maverick Tube Corporation	Common Stock	1,000	shares	15,440	39,860
	Merck & Company, Inc.	Common Stock	800	shares	14,220	25,448
	Microsoft Corporation	Common Stock	6,480	shares	233,556	169,452

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Mirant Corporation	Common Stock	300	shares	$2,541	$396
	Motorola, Inc.	Common Stock	3,570	shares	124,669	80,646
	National City Corporation	Common Stock	200	shares	6,970	6,714
	Nokia Corporation	Common Stock	200	shares	10,373	3,660
	Novartis	Common Stock	200	shares	9,724	10,496
	Oracle Corporation	Common Stock	2,000	shares	67,165	24,420
	Pengrowth Energy	Common Stock	2,000	shares	31,592	47,060
	Penney JC Company, Inc.	Common Stock	500	shares	4,588	27,800
	Pepsico, Inc.	Common Stock	250	shares	9,638	14,770
	Pfizer, Inc.	Common Stock	6,000	shares	40,784	139,920
	Pioneer National Resources Company	Common Stock	1,000	shares	24,489	51,270
	Predicted Enviroment, Inc.	Common Stock	200,000	shares	100,000	—
	Procter & Gamble Company	Common Stock	97	shares	3,829	5,614
	Puget Sound Energy	Preferred Stock	400	shares	10,000	10,100
	Royal Dutch Shell Petroleum Company	Common Stock	1,000	shares	25,044	61,490
	St. Paul Travelers Company, Inc.	Common Stock	342	shares	6,755	15,277
	Scana Corporation	Common Stock	631	shares	12,800	24,849
	Schering Plough Corporation	Common Stock	800	shares	11,260	16,680
	Ship Fin International	Common Stock	1,000	shares	20,110	16,900
	Southern Company	Common Stock	200	shares	2,923	6,906
	Southwest Airlines Company	Common Stock	1,012	shares	4,437	16,627
	Taiwan Semiconductor Manufacturing Ltd.	Common Stock	6,818	shares	96,723	67,566
	Texas Instruments, Inc.	Common Stock	1,000	shares	42,175	32,070
	Time Warner, Inc.	Common Stock	2,000	shares	170,975	34,880
	TXU Corporation	Common Stock	3,800	shares	58,881	190,722
	United States Cellular Corporation	Preferred Stock	800	shares	20,000	20,968
	Wal-Mart Stores, Inc.	Common Stock	4,500	shares	75,565	210,600
	Wyeth	Common Stock	1,600	shares	24,809	73,712
	Xcel Energy, Inc.	Common Stock	1,872	shares	39,884	34,557
	Xerox Corporation	Common Stock	2,000	shares	13,950	29,302

	Total Common and Preferred Stock				3,086,637	4,000,600

* Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Investment Contracts
	AIG	Guaranteed Investment Contract 5.050%			$182,757,947	$182,757,947
	Allstate	Guaranteed Investment Contract 6.080%			19,517,480	19,517,480
	Canada Life	Guaranteed Investment Contract 3.900%			10,016,785	10,016,785
	Canada Life	Guaranteed Investment Contract 5.600%			10,068,906	10,068,906
	Canada Life	Guaranteed Investment Contract 6.140%			10,123,195	10,123,195
	IXIS Financial Products, Inc.	Guaranteed Investment Contract 5.100%			138,564,410	138,564,410
	GE Capital Assurance Company	Guaranteed Investment Contract 5.020%			6,346,403	6,346,403
	GE Life & Annuity Assurance Company	Guaranteed Investment Contract 4.140%			4,321,063	4,321,063
	Hartford Life Insurance Company	Guaranteed Investment Contract 6.150%			8,041,924	8,041,924
	Hartford Life Insurance Company	Guaranteed Investment Contract 5.930%			7,554,650	7,554,650
	John Hancock	Guaranteed Investment Contract 5.820%			7,554,832	7,554,832
	Pacific Life Insurance Company	Guaranteed Investment Contract 4.100%			22,346,396	22,346,396
	Principal Life Insurance Company	Guaranteed Investment Contract 3.940%			22,410,861	22,410,861
	Pruco Life	Guaranteed Investment Contract 5.590%			12,338,295	12,338,295
	Pruco Life	Guaranteed Investment Contract 4.030%			9,600,910	9,600,910
	Rabobank	Guaranteed Investment Contract 4.150%			78,557,227	78,557,227
	Rabobank	Guaranteed Investment Contract 4.420%			71,421,620	71,421,620
	Rabobank	Guaranteed Investment Contract 4.660%			21,962,252	21,962,252
	Royal Bank of Canada	Guaranteed Investment Contract 4.870%			151,733,901	151,733,901
	Security Life of Denver	Guaranteed Investment Contract 4.140%			4,273,727	4,273,727
	Transamerica	Guaranteed Investment Contract 4.970%			126,917,739	126,917,739
	UBS AG	Guaranteed Investment Contract 3.960%			178,905,486	178,905,486

	Total Investment Contracts				1,105,336,009	1,105,336,009

	Columbia Fund Investments - Money Market
*	Columbia	Cash Reserves, Capital Class	99,261,956	units	99,261,956	99,261,956
*	Columbia	Cash Reserves, Trust Class	5,056,749	units	5,056,749	5,056,749

	Total Columbia Fund Investments - Money Market				104,318,705	104,318,705

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Columbia Fund Investments - Fixed Income
*	Columbia	Core Bond Fund	11,282,774	units	$122,918,575	$120,048,712
*	Columbia	Federal Securities Fund	22,257	units	239,362	234,147
*	Columbia	Short Term Bond Fund	64,751	units	647,699	632,621
*	Columbia	Strategic Income Fund	2,419	units	15,393	14,322
*	Columbia	Total Return Bond Fund	30,753	units	310,106	299,222

	Total Columbia Fund Investments - Fixed Income				124,131,135	121,229,024

	Columbia Fund Investments - Equity
*	Columbia	Convertible Securities Fund	2,988	units	65,472	51,012
*	Columbia	Large Cap Index Fund	31,079,979	units	498,145,546	750,270,684
*	Columbia	Large Cap Value Fund	13,261,521	units	174,410,270	183,274,222
*	Columbia	LifeGoal Balanced Growth Portfolio	19,107,160	units	209,209,071	218,012,694
*	Columbia	LifeGoal Growth Portfolio	11,246,467	units	129,588,658	146,204,073
*	Columbia	LifeGoal Income & Growth Portfolio	4,256,478	units	45,062,088	44,778,150
*	Columbia	Marsico Focused Equities Fund	8,431,073	units	149,337,141	173,258,551
*	Columbia	Marsico Growth Fund	742	units	25,000	14,156
*	Columbia	Marsico Mid Cap Growth Fund	1,102	units	15,000	15,276
*	Columbia	Mid Cap Index Fund	31,863,217	units	261,802,602	370,250,584
*	Columbia	Multi-Advisory International Equity Fund	10,096,016	units	117,812,853	152,954,641
*	Columbia	Small Cap Index Fund	11,586,246	units	186,160,757	239,835,299

	Total Columbia Fund Investments - Equity				1,771,634,458	2,278,919,342

	Mutual Funds
	Aberdeen	Asia-Pacific Income Fund	8,500	units	50,688	49,300
	Alliance Bernstein	US Government Bond Fund	16,137	units	125,658	111,994
	Allianz Rcm	Biotechnology Fund	2,876	units	100,120	73,687

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Allianz Rcm	Global Technology Fund	8,451	units	$503,630	$334,170
	American Century	Select Fund	2,053	units	80,165	78,340
	American Funds	Growth Fund of America	3,439,986	units	92,611,887	106,123,556
	American Funds	Intermediate Bond Fund	12,907	units	180,178	173,600
	Batterymarch	US Small Cap Fund	3,294,549	units	36,335,558	36,174,148
	Dodge & Cox	Stock Fund	1,756,058	units	220,021,594	240,966,314
	Fidelity	Diversified International Fund	5,565,114	units	153,621,444	181,088,805
	Fidelity	Commonwealth Trust	1,635	units	26,554	33,492
	Fidelity	Disciplined Equity Fund	2,090	units	46,035	57,920
	Fidelity	Asset Manager	10,285	units	162,672	165,076
	Fidelity	Real Estate Investment Portfolio	4,224,384	units	119,821,642	131,631,812
	Fidelity	Equity Income Il Fund	2,458	units	55,044	56,179
	Fidelity	Ginnie Mae Portfolio	17,023	units	179,339	184,697
	Goode	Stable Value Trust Fund	1,697,807	units	20,027,670	22,857,740
	Smith-Barney Funds	High Income Opportunity Fund	1,520	units	19,000	9,211
	H & Q	Healthcare Fund	3,043	units	70,275	54,569
	Janus	Enterprise Fund	3,786	units	300,000	158,690
	Kayne Anderson Energy	Total Return Fund	1,000	units	22,180	20,680
	MFS	Charter Income Trust	1,755	units	19,976	15,093
	MTB	Group International Fund	679	units	10,854	7,270
	Nicholas Funds	Nicholas Fund	2,489	units	133,039	144,846
	Nuveen	Preferred & Convertible Income Fund	2,200	units	29,400	26,334
	Merrill Lynch	Preferred Income Strategies Fund	900	units	19,816	16,920
	Scudder	Short Term Bond Fund	4,951	units	59,406	49,209
	Van Kampen	US Mortgage Fund	5,061	units	75,073	68,987
	Vanguard	Energy Fund	889	units	23,221	49,833
	Vanguard	Wellington Fund	17,535	units	402,267	532,197
	Vanguard	Wellesley Income	1,308	units	26,537	27,562
	Vanguard	Windsor Fund	6,698	units	97,224	114,879
	Vanguard	Windsor Il Fund	7,317	units	143,851	229,231
	Vanguard	GNMA Fund	63,057	units	637,807	649,485
	Vanguard	Intermediate Term Treasury Fund	7,071	units	77,291	77,291
	Vanguard	500 Index Fund	869	units	63,841	99,837

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	Vanguard	Total Stock Market Index Fund - Investor	367	units	$10,000	$11,001
	Vanguard	Total Stock Market Index Fund - Institutional	3,421,840	units	93,591,516	102,655,206
	Western Asset	Core Bond Portfolio	2,892,360	units	33,171,553	32,423,354
	White Oak	Growth Stock Fund	3,097	units	250,921	100,033
	Zweig	Total Return Fund	10,075	units	64,824	47,353

	Total Mutual Funds				773,269,750	857,749,901

	Corporate Debt and Asset-Backed Securities
	AT&T Broadband Corporation	Dtd 11/18/02 9.455% Due 11/15/22	24,000	shares	22,382	31,445
	Ford Motor Credit Company	Dtd 01/30/01 6.875% Due 02/01/06	40,000	shares	39,432	39,914
	Ford Motor Credit Company	Dtd 10/25/01 7.250% Due 10/25/11	50,000	shares	46,020	43,193
	General Electric Capital Corporation	Dtd 08/26/04 5.500% Due 08/15/23	100,000	shares	100,000	95,217
	General Motors Acceptance Corporation	Dtd 08/12/03 7.250% Due 08/15/18	100,000	shares	100,000	73,686
	General Motors Acceptance Corporation	Dtd 12/04/01 7.500% Due 12/15/16	15,000	shares	15,419	11,568
	General Motors Acceptance Corporation	Dtd 03/05/02 7.400% Due 03/15/17	50,000	shares	50,006	38,182
	Household Financial Corporation	Dtd 05/06/04 5.650% Due 05/15/19	50,000	shares	50,000	47,511
	Polaroid Corporation	Dtd 02/17/99 Due 02/15/06	50,000	shares	52,063	4,563
	Prudential Financial	Dtd 05/06/04 5.750% Due 05/15/19	50,000	shares	50,000	48,843
	TXU Corporation	Dtd 06/15/01 6.375% Due 06/15/06	40,000	shares	31,200	40,204
	Weirton Steel Corporation	Dtd 07/3/96 Due 07/01/04	50,000	shares	51,500	4,997

	Total Corporate Debt and Asset-Backed Securities				608,022	479,323

	Mortgage-Backed Securities
	ABN Amro Mortgage Corporation	Dtd 09/01/03 6.000% Due 10/25/33	79,000	shares	79,691	77,181
	Federal Home Loan Mortgage	Dtd 10/01/04 6.000% Due 07/15/34	10,000	shares	10,055	10,048
	Federal National Mortgage Association	Dtd 02/01/94 6.750% Due12/25/23	5	shares	5	5
	Federal National Mortgage Association	Dtd 10/01/01 6.000% Due 11/25/31	10,000	shares	10,330	10,079
	Federal National Mortgage Association	Dtd 11/01/01 6.000% Due 12/25/31	20,000	shares	20,705	20,580
	GNMA	Pool #604740 Dtd 11/01/03 5.000% Due 11/15/33	31,637	shares	31,399	31,266
	GNMA	Pool #030048 Dtd 03/01/79 9.000% Due 02/15/09	793	shares	777	834

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	GNMA	Pool #033190 Dtd 09/01/79 9.500% Due 09/15/09	2,769	shares	$2,790	$2,937
	GNMA	Pool #105474 Dtd 11/01/83 12.500% Due 10/15/13	490	shares	529	545
	GNMA	Pool #124950 Dtd 05/01/85 9.000% Due 05/15/15	4,369	shares	4,325	4,718
	GNMA	Pool #141703 Dtd 10/01/85 11.500% Due 10/15/15	253	shares	252	279
	GNMA	Pool #158422 Dtd 05/01/86 9.500% Due 05/15/16	823	shares	815	902
	GNMA	Pool #158990 Dtd 07/01/86 9.000% Due 07/15/16	606	shares	600	656
	GNMA	Pool #166126 Dtd 07/01/86 9.500% Due 07/15/16	867	shares	884	950
	GNMA	Pool #180576 Dtd 03/01/87 8.000% Due 03/15/17	2,529	shares	2,510	2,706
	GNMA	Pool #194375 Dtd 03/01/87 9.000% Due 02/15/17	400	shares	391	433
	GNMA	Pool #197040 Dtd 03/01/87 8.000% Due 03/15/17	2,143	shares	2,126	2,293
	GNMA	Pool #199443 Dtd 01/01/87 8.000% Due 01/15/17	5,619	shares	5,506	6,013
	GNMA	Pool #266976 Dtd 12/01/88 10.000% Due 12/15/18	693	shares	693	771
	GNMA	Pool #320835 Dtd 04/01/92 7.500% Due 04/15/22	1,420	shares	1,402	1,499
	GNMA	Pool #321186 Dtd 07/01/92 8.000% Due 07/15/22	6,080	shares	6,293	6,509
	GNMA	Pool #322807 Dtd 02/01/92 8.000% Due 02/15/22	698	shares	701	747
	GNMA	Pool #330133 Dtd 08/01/92 7.500% Due 08/15/22	3,682	shares	3,724	3,900
	GNMA	Pool #334371 Dtd 11/01/92 7.000% Due 11/15/07	1,644	shares	1,631	1,669
	GNMA	Pool #341342 Dtd 12/01/92 8.000% Due 12/15/22	2,571	shares	2,612	2,753
	GNMA	Pool #342553 Dtd 03/01/93 7.500% Due 03/15/23	544	shares	542	576
	GNMA	Pool #411479 Dtd 11/01/95 7.500% Due 11/15/25	2,226	shares	2,233	2,349
	GNMA	Pool #471439 Dtd 10/01/01 6.500% Due 10/15/31	7,527	shares	7,640	7,867
	GNMA	Pool #559513 Dtd 04/01/01 6.500% Due 04/15/31	3,436	shares	3,421	3,591
	GNMA	Pool #595192 Dtd 11/01/02 5.000% Due 11/15/32	35,923	shares	35,788	35,499
	GNMA	Pool #603373 Dtd 01/01/03 4.500% Due 12/15/17	32,502	shares	32,827	31,897
	GNMA	Pool #604337 Dtd 05/01/03 5.500% Due 05/15/33	37,446	shares	38,011	37,740
	GNMA	Pool #604897 Dtd 12/01/03 5.000% Due 12/15/33	31,466	shares	31,294	31,098
	GNMA	Pool #605098 Dtd 03/01/04 5.000% Due 03/15/34	87,862	shares	88,740	86,812
	GNMA	Pool #614160 Dtd 06/01/03 5.500% Due 06/15/33	19,225	shares	19,056	19,376
	GNMA	Pool #627930 Dtd 02/01/04 5.500% Due 02/15/34	26,768	shares	26,835	26,952
	GNMA	Pool #641277 Dtd 04/01/05 5.000% Due 04/15/35	39,100	shares	39,073	38,611
	Master Asset Securitization Trust	Dtd 04/01/03 5.500% Due 05/25/33	25,000	shares	25,203	23,745

	Total Mortgage-Backed Securities				541,409	536,386

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)			(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value			Cost	Current Value
	US Government and Government Agency Obligations
	United States	Treasury Bill Dtd 07/21/05 Due 01/19/06	55,000	shares	$54,049	$54,904
	United States	Treasury Bill Dtd 08/04/05 Due 02/02/06	12,000	shares	11,782	11,961
	United States	Treasury Bill Dtd 11/17/05 Due 02/16/06	35,000	shares	34,344	34,837
	United States	Treasury Bill Dtd 09/15/05 Due 03/16/06	45,000	shares	44,165	44,648
	United States	Treasury Bill Dtd 12/15/05 Due 06/15/06	30,000	shares	29,366	29,436
	United States	Treasury Bond Dtd 05/15/86 7.250% Due 05/15/16	10,000	shares	9,838	12,279
	United States	Treasury Bond Dtd 02/15/91 7.875% Due 02/15/21	100,000	shares	123,063	135,336
	United States	Treasury Note Dtd 08/15/97 6.125% Due 08/15/07	100,000	shares	102,766	102,648
	United States	Treasury Note Dtd 11/15/01 3.500% Due 11/15/06	200,000	shares	199,953	198,430
	United States	Treasury Note Dtd 02/15/02 4.875% Due 02/15/12	100,000	shares	100,109	102,668
	United States	Treasury Note Dtd 10/15/96 6.500% Due 10/15/06	100,000	shares	99,344	101,520
	United States	Treasury Note Dtd 08/15/02 3.250% Due 08/15/07	150,000	shares	152,836	147,287
	United States	Treasury Note Dtd 11/15/02 4.000% Due 11/15/12	100,000	shares	99,227	97,848
	United States	Treasury Note Dtd 08/15/03 3.250% Due 08/15/08	30,000	shares	29,931	29,169
	United States	Treasury Note Dtd 08/15/03 4.250% Due 08/15/13	100,000	shares	98,980	99,105
	United States	Treasury Note Dtd 11/17/03 3.375% Due 11/15/08	150,000	shares	150,691	145,974
	United States	Treasury Note Dtd 12/31/03 1.875% Due 12/31/05	60,000	shares	60,089	60,000
	United States	Treasury Note Dtd 02/17/04 4.000% Due 02/15/14	100,000	shares	99,511	97,289
	United States	Treasury Note Dtd 03/15/05 4.000% Due 03/15/10	100,000	shares	99,309	98,566
	United States	Treasury Note Dtd 08/15/05 4.250% Due 08/15/15	100,000	shares	99,196	98,707

	Total US Government and Government Agency Obligations				1,698,549	1,702,612

	Other Investments
	Bank of Desoto	Certificate of Deposit			260,150	260,150
	Bank of Texas	Certificate of Deposit			280,847	280,847
	Beal Bank	Certificate of Deposit			640,000	640,000
	Capital One	Certificate of Deposit			90,000	90,000
	Comerica Bank	Certificate of Deposit			100,000	100,000
	Compass Bank	Certificate of Deposit			330,000	330,000

*	Investments with parties-in-interest as defined under ERISA.

The Bank of America 401(k) Plan

EIN 56-0906609 Plan No. 003

Schedule H, Line 4i - Schedule of Assets

December 31, 2005

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	Conseco, Inc.	Warrant	$4,019	$168
	Entertainment Properties Trust	Real Estate Investment Trust	15,000	14,640
	Guaranty Federal Bank	Certificate of Deposit	199,000	199,000
	National City Bank	Certificate of Deposit	50,000	50,000
	New Plan Excel Realty Trust	Real Estate Investment Trust	8,826	9,272
	Park Cities Bank	Certificate of Deposit	15,000	15,000
	Provident Bank	Certificate of Deposit	100,000	100,000
	Reliastar Life Insurance	Single Premium Deferred Annuity	93,999	93,999
	Suburban Propane Partners LP	Limited Partnership	2,049	2,621
	Texas State Bank	Certificate of Deposit	85,000	85,000
	The Citizens Company of Waco, Texas	Guaranteed Investment Contract	1	—
	Trustreet Properties, Inc.	Real Estate Investment Trust	39,928	29,240
	USAA Federal Saving Bank	Certificate of Deposit	173,139	173,140
	Participant Loans	6% to 12%	—	6,199,779

	Total Other Investments		2,486,958	8,672,856

	Total		$5,637,571,408	$8,426,798,352

*	Investments with parties-in-interest as defined under ERISA.